UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2024

Connect Invest II LLC

(Exact name of registrant as specified in its charter)

Nevada	85-3754960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6700 Via Austi Parkway, Suite E Las Vegas, Nevada (Address of principal executive offices)	89119 (Zip Code)

(866) 795-7558
Registrant’s telephone number, including area code

Notes
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2024.

Overview

Connect Invest II LLC (the “Company” or “Connect Invest”) is a real estate lender that raises capital used to fund real estate loans made to third-party borrowers initially originated by Ignite Funding LLC, an affiliate of the Company (“Ignite”). We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were organized in Nevada in October 2020 and have a limited operating history. We are currently offering three series of promissory notes (collectively, the “Notes”), with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from the issuance of the Notes.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed, and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest was organized in October 2020 and, as of June 30, 2024, has issued an aggregate of $21,336,831 of Notes. We will use all the proceeds from the issuance of the Notes to fund the real estate loans, and as of June 30, 2024, we have funded $16,078,700 of real estate loans. We generate revenue from interest earned on the real estate loans that we hold for investment. The Company is currently engaged in an offering of an aggregate principal amount of $75 million of its Notes, consisting of (1) Series A Notes, with a six- month maturity date, (2) Series B Notes, with a 12-month maturity date and (3) Series C Notes, with a 24-month maturity date.

The statement of operations data set forth below with respect to the six-month periods ended June 30, 2024 and June 30, 2023, are derived from, and are qualified by reference to, the audited financial statements and should be read in conjunction with those audited financial statements and the notes thereto contained elsewhere in this Offering Statement.

Revenue

Revenue increased $322,310 to $493,641 for the six months ended June 30, 2024, as compared to $171,331 for the six months ended June 30, 2023. This increase was primarily due to the increase in interest income from the real estate loans acquired with the proceeds of the Note sales.

Net Loss

Net loss increased by $1,059,166 to $(1,111,743) for the six months ended June 30, 2024, as compared to $(52,577) for the six months ended June 30, 2023. This increase in net loss was attributable to increases in provisions for credit losses, asset management fees and professional expenses resulting from increased sales of Notes and the resulting increased purchase of real estate loans with the proceeds of the Note sales.

Cost of Revenue

Cost of revenue increased by $1,366,873 to $1,515,020 for the six months ended June 30, 2024, as compared to $148,147 for the six months ended June 30, 2023.  This increase in cost of revenue was attributable to an increase in interest expense resulting from the increase in the number of Notes issued in first six months of 2024 as compared to the first six months of 2023 and an increase in provisions for credit losses resulting from the increase in real estate loans acquired in the first six months of 2024 as compared to the first six months of 2023.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes to conduct its proposed operations. As of June 30, 2024, the Company has issued $11,575,798 in aggregate principal amount of Notes and its total operating assets consist of $136,499 in cash and $11,455,258 in real estate loans. Connect Invest may from time to time incur indebtedness to lend to borrowers for real estate loans originated by Ignite. Pursuant to the terms of the Company’s operating agreement, the members of the Company are required to make capital contributions in order to provide the funds necessary to pay the costs of our offering of the Notes.

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

Item 2.	Other Information

None

Item 3.	Financial Statements

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

CONNECT INVEST II LLC

JUNE 30, 2024

CONNECT INVEST II LLC

BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS
ASSETS:
Cash	$136,499	$30,101
Loans Receivable, net of allowance for credit losses	10,059,215	6,356,265
Interest Receivable	99,800	61,275
Prepaids	—	7,656
Due from Connect Invest Corporation	107,608	43,350

TOTAL ASSETS	$10,403,122	$6,498,647

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:
Accounts Payable	$20,140	$2,018
6 month Notes Payable	3,686,003	2,495,963
12 month Notes Payable	2,210,616	1,832,379
24 month Notes Payable	5,679,169	2,189,218
Due to Connect Invest Corporation	—	40,963
Total Liabilities	11,595,928	6,560,541

MEMBER'S DEFICIT	(1,192,806)	(61,894)

TOTAL LIABILITIES AND MEMBER'S DEFICIT	$10,403,122	$6,498,647

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF OPERATIONS AND MEMBER'S DEFICIT

	For the six months ended
	June 30,
	2024	2023
REVENUE
Interest income from loans	$493,553	$171,331
	88	—
	493,641	171,331

COST OF REVENUE
Interest expense on note payables	243,658	134,163

Net Interest Income	249,983	37,168
Less: Provision for credit losses	(1,271,362)	(13,984)
Net interest income (loss) after provision for credit losses	(1,021,379)	23,184

EXPENSES

Marketing	2,480	1,550
Advertising and promotion	3,570	—
Asset management fees	42,697	16,414
Professional fees	41,617	57,822
Total Expenses	90,364	75,786

OTHER INCOME
Other income	—	25

NET LOSS	(1,111,743)	(52,577)

MEMBER'S EQUITY/(DEFICIT)
Beginning of Year	(61,894)	5,723
Distributions	(45,790)	(8,470)
Contributions	26,621	53,173

MEMBER'S DEFICIT
End of Period	$(1,192,806)	$(2,151)

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENTS OF CASH FLOWS

	For the six months ended
	June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$(1,111,743)	$(52,577)
Operating expenses paid by member	—	53,173

Provision for credit losses	1,271,362	13,984

Change in assets and liabilities
Due from Connect Investment Corporation	(64,258)	(168,380)
Interest receivable	(38,525)	(15,955)
Prepaids	7,656	—
Accounts payable	18,122	10,081
Due to Connect Invest Corporation	(40,963)	26,872
Interest payable	—	(14,216)
Total adjustments to reconcile net loss	(117,968)	(161,598)

NET CASH RECEIVED (USED) IN OPERATING ACTIVITIES	$41,651	$(147,018)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from loan receivable redemptions	$1,401,989	$1,260,000
Purchases in loans	(6,376,300)	(3,335,200)

NET CASH USED IN INVESTING ACTIVITIES	$(4,974,311)	$(2,075,200)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sales of note payables	$9,345,595	$4,578,281
Payments on redemptions of note payables	(4,287,368)	(2,252,306)
Member contributions	26,621	—
Member distributions	(45,790)	(8,470)

NET CASH PROIVDED BY FINANCING ACTIVITIES	$5,039,058	$2,317,505

NET INCREASE IN CASH	106,398	95,287

CASH - at beginning of year	30,101	102,931

CASH - at end of the six months period	$136,499	$198,218

Cash paid for interest	$225,536	$237,596

NON-CASH FINANCING ACTIVITIES:
Member contributions	$—	$53,173

See accompanying notes to financial statement

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Connect Invest II LLC, (hereinafter, the Company), is presented to assist in understanding the Company’s financial statements. The financial statements and notes are the representation of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Liquidity - Management believes the Company will have sufficient liquidity for at least one year from the issuance date of the financial statement through financing provided by the Company's member.

Business Activities - The Company is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which are used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and acquires real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The Company commenced planned principal operations on July 1, 2021. The Company acquires real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada and Utah.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition - The Company recognizes revenue when earned according to the terms of the loans. The Company earns revenue from interest income on loans it participates in as an investor. Interest income is recognized over the life of the loans and recorded on the accrual basis.

The Company has $11,455,258 in loans receivable, through trust deeds at Ignite Funding, LLC on June 30, 2024. Interest income earned totaled $493,553 for the six months ended June 30, 2024.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Interest Receivable – The Company made the accounting elections of ASC 326-20-30-5A and ASC 326-20-35-8A. At the class of financing receivable level, the Company elected to write off the uncollected accrued in interest receivable balance by reversing interest income in a timely manner and not to measure any allowance for credit losses for accrued interest receivables.

Fair Value of Financial Instruments, and Accounts Payable - The carrying amounts of cash, short- term instruments, loans receivable, note payables and accounts payable approximated fair value due to the short maturity of those instruments.

Limited Liability Company - The Company is organized as a limited liability company with a single class of membership interests. The member is not liable for the debts, obligations, or liabilities of the Company.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Loans Receivable - The Company participates, as an investor, in collateralized short term real estate loans that are generally due within one year. The loans are carried at cost, net of any unamortized deferred fees and costs and net of any allowance for credit losses. The Company considers a loan to be non-performing when interest and/or principal payments are contractually 90 days past due.

Allowance for Credit Losses - Loans - The Company invests in first position trust deeds with Ignite Funding, LLC (Ignite).

The Company has observed Ignite’s portfolio over the past ten years as it has similar risk characteristics.  Management believes that Ignite’s most recent ten year period is a reasonable period on which to base its expected credit loss rate calculation after considering the management, underwriting and loan servicing process. Ignite’s historical credit loss rate for the most recent five year period is 0.25%. The analysis is based on the assumption that Ignite’s historical loss figure from 2023 remains constant for 2024, but the Company has no way to confirm that figure because Ignite no longer publishes that information. The Company has also observed the loss rates of comparable financial institutions. The Company uses these historical data points to develop their allowance. Reasonable and supportable forecasts were considered in this analysis.

Management considered significant factors that could affect the expected collectability of the amortized cost basis of the portfolio and determined that the primary factors are real estate values and unemployment rates. As part of this analysis, the Company observed that real estate values in the community have increased, and the unemployment rates have decreased as of the current reporting period date.

The expected loss rate applied to the amortized cost basis of the loan portfolio is 13.88% as of June 30, 2024, and there is no adjustment for the current conditions and reasonable and supportable forecast. Accordingly, the allowance for expected credit losses on June 30, 2024 totaled $1,396,043. The Company’s loan portfolio consists of the six loan pools described in Note 2.

The following is an analysis of the allowance for credit losses for loans receivable:

	June 30,	December 31,
	2024	2023
Balance at beginning of year	$124,681	$15,445

Provision for credit losses	1,271,362	109,236

Balance at end	$1,396,043	$124,681

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

None of the loan pools described in Note 2 accounted for a disproportionate amount of the “Provision for credit losses”. In determining expected credit losses, the Company evaluates multiple characteristics of each loan, with the primary emphasis being placed on:

•	loan-to-value/loan-to-cost,
•	the experience/length of time in business of the borrower,
•	the existence of a prior relationship with Ignite an
•	the borrower’s repayment/exit strategy.

The Company applies each of these characteristics uniformly, with no greater weight given to any particular characteristic, across all loans regardless of its particular loan pool.

The Company similarly analyzes credit risk between commercial or residential loan categories. The loan originator and servicer provide the underwritten loan documents to the Company to further review for the internal analysis. The Company reviews the loan to value and loan to costs which are provided in the underwritten documents. The ratios are taken into consideration when conducting internal analysis. The Company does not use credit quality indicators.

If there is a problem in relation to a loan or a borrower, Ignite Funding will notify the Company immediately.

Determining if a loan is past due reverts to the individual loan documents. The documents have specific set parameters agreed to by the borrower. If payment is not met anytime due to the terms of the agreement, the loan will be put in the past due status.

The Company has elected to not measure an allowance for credit losses for accrued interest receivable and has elected to write off uncollectible accrued interest receivables by reversing interest income or recognizing credit loss expense or a combination of both.

As of June 30, 2024, the amount of loan receivables in default was $1,259,100.

Cash - The Company has concentrated its credit risk for cash by maintaining bank accounts in financial institutions located in the Las Vegas, Nevada area. As of June 30, 2024, these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on deposit in each financial institution. At June 30, 2024, the Company’s uninsured cash totaled $-0-.

Note Payables - Note Payables are recorded at their cost value and categorized based on their respective maturity dates.

Income Taxes - The Company for tax purposes is a single member limited liability company, taxed as a disregarded entity on the cash basis of accounting. As a disregarded entity, the Company’s items of income and deductions are reported on the member’s individual income tax return each year as earned, and thus pays no federal income tax itself.

Advertising - Advertising costs are charged to operations when incurred. For the six months ended June 30, 2024, the amount charged as advertising expense was $3,570.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE 2 – LOANS RECEIVABLE:

The Company records its investments in loans receivable at amortized cost. The interest rates range from 10% to 13.75%. The payments on the loans are interest only with a balloon payment of principal payable in full at the end of the term of the loan. Except for the defaulted notes disclosed in Note 1, no loans were past due or not accruing interest as of June 30, 2024.

The Company’s loan portfolio consists of the six loan pools described below. There is no significant concentration within one or more of the loan pools as compared to the Company’s overall loan portfolio. No single loan or group or related loans comprised more than 8.5% of the aggregate principal amount of outstanding loans at June 30, 2024.

The loan receivable portfolio consists of residential and commercial properties consisting of the following at June 30, 2024:

June 30, 2024
Acquisition Loans(1)	$4,336,258
Residential	36.6%
Commercial	63.4%

Developmental Loans	$2,523,800
Residential	58.6%
Commercial	41.4%

Construction Loans	$4,595,200
Residential	62.3%
Commercial	37.7%

____________________

(1) Acquisition loans include raw land and/or existing improvements.

NOTE 3 – NOTE PAYABLES:

Note payables consists of six, twelve, and twenty-four month notes with interest rates ranging from 7.5% to 9%. The payments on the note payables are interest only with a balloon payment of principal payable in full at the term for the loan. As of June 30, 2024, the balance of note payables totaled $11,575,788. The scheduled maturities of note payables as of June 30, 2024 is as follows:

Maturity Year	Amount
2024	$4,007,401
2025	3,594,057
2026	3,974,330
Thereafter	—
$11,575,788

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE 3 - NOTE PAYABLES (Cont’d):

The interest rates by note payables are as follows:

Note Type	Issued in 2022 Interest Rate	Issued in 2023 Interest Rate	Issued in the first six months of 2024 Interest Rate
3-Month	N/A	N/A	N/A
6-Month	7.5%	7.5%	7.5%
9-Month	N/A	N/A	N/A
12-Month	8.0%	8.0%	8.0%
24-Month	9.0%	9.0%	9.0%

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company invests in real estate loans that are originated and serviced by Ignite Funding, LLC, (Ignite) a related party. As of June 30, 2024, the Company had $11,455,258 in loans receivable serviced by Ignite. The Company has entered into a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies. The Company paid iManagement fees of $42,697 for the six months ended June 30, 2024.

NOTE 5 – SUBSEQUENT EVENTS:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 16, 2024, the date that the financial statements were available to be issued.

Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest II LLC*
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC*
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)*
3.2	Form of Note Purchase Agreement*
6.1	Form of Security Agreement*
6.2	Form of Management Agreement*

_________________

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada on September 20, 2024.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
	Name:	Todd B. Parriott
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer	September 20, 2024
Todd B. Parriott	(Principal Executive Officer)

/s/ Mason Weiler	Vice President-Accounting (Principal Financial Officer and Principal Accounting Officer)	September 20, 2024
Mason Weiler